[Letterhead of TD Ameritrade Holding Corporation]

October 30, 2012

Via EDGAR

Ms. Suzanne Hayes, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Dear Ms. Hayes:

On behalf of TD Ameritrade Holding Corporation (together with its wholly-owned subsidiaries, the “Company”), we respectfully submit this supplemental letter in response to the request of Michael Seamen during our telephone discussion with him on October 23, 2012 regarding Comment 4 received from the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Staff’s letter dated August 3, 2012.

The Company’s response to Comment 4 by letter dated August 23, 2012 is based on our views that:

(i) Item 601(b)(10)(ii)(A) of Regulation S-K applies only to a specific set of agreements involving “directors, officers, promoters, voting trustees, security holders named in the registration or report or underwriters,” as opposed to a different set of related-party agreements identified by Item 404 of Regulation S-K (the proxy disclosure rule underlying Comment 18 in the Staff’s letter dated May 4, 2012, where the Staff refers to “the related-party agreements described in the ‘Transactions with TD and TD Affiliates’ section of your proxy statement”); and

(ii) applying the Staff’s interpretation of “named” security holder to include any stockholder mentioned in the information furnished pursuant to Item 403(a) of Regulation S-K would lead to unanticipated and odd results and, therefore, should be rejected in favor of our interpretation as stated in clause (i) above.

For purposes of Comment 4, we and the Staff agree that the specific set of agreements in Item 601(b)(10)(ii)(A) might apply to the Company only by reason of The Toronto-Dominion Bank and its affiliates (collectively, “TD”) being “named” security holders and not by reason of TD being a director, officer, promoter, voting trustee or underwriter. We understand the Staff’s position to be that TD has been named in the Company’s Annual Report on Form 10-K pursuant to Item 403(a) of Regulation S-K. We disagree with this position because of the consistency of wording between Item 601(b)(10)(ii)(A) and Items 507 and 509, as well as the inconsistency of wording between Item 601(b)(10)(ii)(A) and Item 403, as explained next.

Unlike Items 507 and 509 of Regulation S-K, which specifically refer to the “naming” of security holders and counsel and experts, respectively, Item 403(a) requires that information about beneficial owners of more than 5% of any class of the registrant’s voting securities be “furnished.” Item 403(a) does not require a registrant to “name” beneficial owners of more than 5% of its voting securities. We believe that these different words have different legal meanings.1 That is, we interpret the “naming” of security holders, for purposes of Item 601(b)(10)(ii)(A), as a reference to Item 507, which uses the same expression, because “there is a natural presumption that identical words used in different parts of the same act are intended to have the same meaning.”2

This interpretation is supported not only by the presumption of consistent usage that is a canon of construction, but also by the reality that Items 507, 509 and 601 of Regulation S-K were adopted concurrently in the

[1]	The use of different terminology signifies a different, non-superfluous meaning. Bailey v. United States, 516 U.S. 137, 146 (1995).
[2]	Atlantic Cleaners & Dyers, Inc. v. United States, 286 U.S. 427, 433 (1932).

same comprehensive rulemaking procedure.3 We also observe that Instruction 4 to Item 403 refers to the “furnishing” of information and not the “naming” of security holders.

For these reasons, it is our opinion that the information provided about TD pursuant to Item 403(a) does not constitute the naming of a security holder for purposes of Item 601(b)(10)(ii)(A).

As further support for our interpretation as stated above, we believe that an unanticipated and odd result would occur if the Staff’s interpretation of Item 601(b)(10)(ii)(A) were to prevail; for that reason, our alternate interpretation should be accepted instead. Because Item 403(a) is not applicable to Quarterly Reports on Form 10-Q and because security holders are not “named” nor is information about them even furnished in Quarterly Reports on Form 10-Q, exhibit disclosure required by Item 601(b)(10)(ii)(A) would arise only once per year in an Annual Report on Form 10-K.

Under the Staff’s interpretation, therefore, any contract entered into or amended during the quarterly reporting periods would not be included as an exhibit to the applicable Quarterly Reports on Form 10-Q.4 The Commission could not have had such an odd result in mind in adopting these rules, so the Company’s interpretation should be adopted instead.

We would appreciate the opportunity to discuss these matters further with you in the event that, upon consideration of our analysis, you continue to disagree with our interpretation.

Per your request in the Comment Letter, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the above responses, please contact me at (402) 827-8933.

Very truly yours,

/s/ William J. Gerber
William J. Gerber Executive Vice President, Chief Financial Officer

[3]

In this respect rulemaking by the Commission is no different than legislation by Congress, as to which it is understood that “[s]tatutes cannot be read intelligently if the eye is closed to considerations evidenced in affiliated statutes.” Felix Frankfurter, Some Reflections on the Reading of Statutes, 47 Colum. L. Rev. 527, 539 (1947).

[4]

Where a reading of a statutory term would compel “an odd result,” other evidence to lend the term its proper scope must be searched for. Public Citizen v. Department of Justice, 491 U.S. 440, 454 (1989).

2